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                             January 7, 2022

       Paul Moody
       President and Chief Executive Officer
       Perfect Solutions Group, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Perfect Solutions
Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed December 22,
2021
                                                            File No. 000-56335

       Dear Mr. Moody:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2021 letter.

       Amendment No. 4 to Registration Statement on Form 10-12G filed December 22, 2021

       General

   1. We partially reissue comment 1. Please disclose the reasons for the merger in light of the plan to separate
immediately after merging. In this regard, the entities were all under common control and
therefore it is unclear as to the business reason for this transaction, other than the
acquisition of the quotation of All-Q-Tell on the OTC Pink Market or the acquisition of a
shareholder base. Please revise to clearly disclose the reasons for this transaction. Please
also disclose the number of shareholders of All-Q-Tell who became shareholders of the
company as a result of the merger.
 Paul Moody
FirstName   LastNamePaul  Moody
Perfect Solutions Group, Inc.
Comapany
January     NamePerfect Solutions Group, Inc.
         7, 2022
January
Page 2 7, 2022 Page 2
FirstName LastName
Item 10. Recent Sales of Unregistered Securities, page 13

2. We reissue comment 3. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction.
         Please provide support for your basis for characterizing this as a "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by
Item 701 of Regulation
         S-K. In particular, we note that the merger appears to have been to acquire the shareholder base of the predecessor company as well as the quotation on the Over the
         Counter Pink Market, and therefore was not solely a reorganization as you have characterized in this section. In particular, it appears that this merger and the resulting
         change in the nature of the shareholders    investment constitute a
sale    under Section
         2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13. Lastly, we note the disclaimer language added at the bottom of Item 10 regarding if your belief is incorrect concerning the need to register the transaction. To the extent you believe your reliance upon the analysis provided may be incorrect, please provide clear disclosure throughout the prospectus, each place you talk about the transaction and provide clear disclosures of the risks throughout.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction